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                                  EXHIBIT 20.1

                      Press Release dated December 22, 1997


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CISCO SYSTEMS TO ACQUIRE LIGHTSPEED
INTERNATIONAL, INC.

CISCO STEPS UP VOICE PROTOCOL EXPERTISE

SAN JOSE, Calif. -- December 22, 1997 -- Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately-held LightSpeed International, Inc. of Sterling, Virginia. LightSpeed International is an innovator in voice signaling translation technology.

Under the terms of the acquisition, between 2.7 and 3.3 million shares of Cisco common stock will be exchanged for the outstanding shares and options of LightSpeed. Based upon Cisco's December 19 closing price of $53.4375 the stock exchanged would have a value of approximately $160 million. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of between $.11 and $.15 cents per share for purchased-in-process research and development expenses in the second quarter of fiscal 1998. The acquisition has been approved by the board of directors of each company and is expected to be completed by mid-January subject to various closing conditions. The number of shares and per share amounts reflect the three-for-two split in Cisco stock that was effective December 16, 1997.

CISCO STEPS UP VOICE PROTOCOL EXPERTISE

LightSpeed's voice signaling technologies will enable Cisco to provide solutions in both the enterprise and service provider markets as voice traffic transitions from purely circuit switched networks to integrated circuit and packet/cell switched networks. LightSpeed has developed leading-edge voice protocol conversion and intelligent call control software which enables signaling to be transmitted among diverse sets of voice protocols and applications. This technology allows different phone and communications systems to work together in a seamless fashion, lowering communication costs for both businesses and consumers.

In the enterprise market, this technology will provide PBX gateway functionality to interconnect diverse PBX environments for large customers and in the future, to provide LAN PBX applications. In the service provider market, carriers are beginning to transition from circuit switched environments to voice over ATM and voice over Internet protocol (IP). LightSpeed's voice signaling technology will enable Cisco to participate in these emerging markets. LightSpeed was founded in 1995. The approximately 70 employees will be based in the greater Washington D.C. area and will become part of Cisco's Service Provider line of business headed by Senior Vice President Don Listwin.

ABOUT CISCO SYSTEMS

Cisco Systems (NASDAQ:CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of
Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.

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Copyright (C) 1997 Cisco Systems, Inc. Important Notices.